MINTZ LEVIN COHN FERRIS GLOVSKY AND POPEO PC	Boston New York Washington Reston Stamford Los Angeles London	Chrysler Center 666 Third Avenue New York, New York 10017 212 935 3000 212 983 3115 fax www.mintz.com

Kenneth R. Koch Direct dial 212 692 6768 kkoch@mintz.com

May 27, 2005

VIA EDGAR AND FEDERAL EXPRESS

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	International Shipping Enterprises, Inc.

Form S-4

Filed April 19, 2005

File No. 333-124170

Dear Mr. Reynolds:

On behalf of International Shipping Enterprises, Inc. (the “Company”), we respond as follows to the Staff’s legal comments dated May 19, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, the enclosed copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

General

1.	Pursuant to Item 301 of Regulation S-K, in a table designed to facilitate comparison, please present historical and pro forma per share data of ISE and historic and equivalent pro forma per share date of Navios for the following Items:

(i)	book value per share as of the date for which financial data is presented;

(ii)	cash dividends declared per share for the periods which financial data is presented; and

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

(iii)	income (loss) per share born continuing operations for the periods for which financial data is presented.

We have revised the text in accordance with the Staff’s request. Please see page 7.

2.	Please provide the disclosure required by Rule 14a-5(e) as required by Item l(c) of Schedule 14A. See Item 18(a)(1) of Form S-4.

We have revised the text in accordance with the Staff’s request. Please see page 130.

Cover Page

3.	Please include a prospectus cover page in accordance with Item 501 of Regulation S-K. See also Items 1 and 2 of Form S-4.

We have revised the text in accordance with the Staff’s request. Please see added cover page.

4.	Please provide the name, complete mailing address and phone number of the principal executive offices of the company being acquired, in addition to the registrant. See Item 3(a) of Form S-4.

We have revised the text in accordance with the Staff’s request. Please see page 1.

5.	Please elaborate on and/or define the following: core fleet; long term charters; in the money; and time chartered vessels.

We have revised the text in accordance with the Staff’s request. Please see page 1.

6.	Clarify under “The Acquisition” that ISE plans to finance the $607.5 million acquisition though funds raised in its IPO of $180 million plus a credit facility of up to $520 million.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

We have revised the text in accordance with the Staff’s request. Please see page 1.

7.	Under “Stock Ownership,” please provide a brief statement comparing percentage of outstanding shares entitled to vote that the officers, directors, and affiliates of Navios hold. Please see Item 3(h) of Form S-4.

We have revised the text in accordance with the Staff’s request. Please see page 4.

8.	Please include a brief statement about the tax consequences of the transaction, or if appropriate, a cross-reference to the information provided pursuant to Item 4 of Form 5-4. See Item 3(k) of Form S-4.

We have revised the text in accordance with the Staff’s request. Please see page 4.

Selected Historical Financial Information

General

9.	Considering the significance of the merger transaction, please present selected unaudited pro forma condensed combined financial information showing the pro forma effect of the merger transaction.

We have revised the text in accordance with the Staff’s request. Please see page 7.

Navios Historical Financial Information, Page 7

10.	Pursuant to Item 301 of Regulation S-K, please revise your table to present data for each of the last five fiscal years (or for the life of the registrant and its predecessors, if less).

We have revised the text in accordance with the Staff’s request. Please see page 7.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

11.	Pursuant to Item 301 of Regulation S-K, please revise to include separate line items for cash paid for dividends declared and mandatorily redeemable preferred stock.

We have revised the text in accordance with the Staff’s request. Please see page 7.

Risk Factors, Page 9

12.	To the extent possible, please avoid the generic conclusions you reach in several of your risk factors that the risk discussed could have a “material adverse effect,” “material adverse impact,” or “adversely affect” your financial condition, results of operations or other similar matters. Instead, replace this language with more specific disclosure of how your financial condition would be affected and place the risk in context by making the magnitude of the risk clew- For instance, in risk factors 1-5,8, 10, 15, 17, 18, 22, 26-28, 35 and 36 please describe specifically the impact that the risks mentioned might have on your business.

We have revised the text in accordance with the Staff’s request. Please see pages 10 - 20.

13.	We note the disclosure in risk factor 6 that maritime claimants could arrest your vessels if they have a lien against your vessel for unsatisfied debts, claims or damages against the vessel. ‘Please disclose whether there are any current liens against any vessels.

We have revised the text in accordance with the Staff’s request. Please see page 12.

14.	The subheadings of several of your risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. For example, please refer to risk factors 7, 10, 12, 19, 20, 21, 22, 24 and 25.

We have revised the text in accordance with the Staff’s request. Please see pages 12 and 14 - 18.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

15.	Risk factors 9, 12 and 27 are generic risk factors that apply to all businesses and should be removed.

We have reviewed the Staff’s comment and amended the registration statement to remove these risk factors.

16.	Risk factors 14-16 are generic, vague and merely repeat the accompanying subheading. Please revise to more adequately address the specific risks imposed on the company, Navios, and investors in this offering.

We have revised the text in accordance with the Staff’s request. Please see page 14. We have combined risk factor 16 with risk factor 15 as the impact on ISE’s earnings is covered by the risk of a negative impact on ISE’s operating results as disclosed in risk factor 15.

17.	Risk factor 17 presents several risks associated with your business. Each risk factor should discuss only one risk. Please revise.

We have separated the risk factors in accordance with the Staff’s request. Please see pages 15 and 16.

18.	Risk factor 18 appears to repeat much of the disclosure set forth in risk factor 8. Please consider consolidating these risk factors or advise. In addition, we note in risk factor 18 disclosure that Navios could be liable for environmental damage caused by previous property owners. Please elaborate on this liability and identify the previous property owners to which you refer.

We have reviewed the risk factors identified and have combined them and, upon further review of the facts, the potential liability associated with environmental damages caused by previous property owners is not a material risk and, accordingly, the risk has been removed. Please see pages 13 and 16.

19.	In risk factor 19 and in the description of business experience on page 108, please disclose the percentage of time and number of hours per week that your officers and directors will contribute to company business after the acquisition.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

We have revised the text in accordance with the Staff’s request. Please see page 16.

20.	Consider combining risk factors 30 and 31, as both relate to insurance.

We have removed risk factor 30 as it appears largely duplicative of risk factor 31.

21.	Please include an additional risk factor discussing enforceability of civil liabilities against foreign persons as set forth in Item 101(g) of Regulation S-K.

We have revised the text in accordance with the Staff’s request. Please see page 20.

22.	Risk factor 39 states that BE “is” incorporated under the laws of the Marshall Islands. Please revise or advise.

We have revised the text in accordance with the Staff’s request. Please see page 20.

The Acquisition Proposal, Page 27

Background of the Merger

23.	Please expand on this discussion to describe any past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented or incorporated by reference pursuant to Part I, B and C of Form S-4 between Navios or its affiliates and the company or its affiliates. In this context, provide a narrative chronology of the entire process through which Navios and the company agreed to the proposed business combination transaction. This chronology would include, among other matters, the determination by Navios to consider a business combination transaction, Navios’s decision to enter into an auction process, the selection by Navios of Lazard to conduct the auction, Lazard’s carrying out of the auction process, and the entirety of the contacts by and between the company and Navios (or their respective representatives) from the initial contacts between the company and Navios up to and including the execution of the

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

agreements by and between Navios and the company with respect to the combination transaction. This chronology should include the dates of all such contacts, communications, documents, or activities, the parties who participated, and a discussion of the substance of all such contacts, communications, documents, or activities. In addition, to the extent that the company feels it would benefit the staff in its review of the transaction and its background, supplementally provide the staff with copies of all written and oral documentation regarding the same, including, but not limited to, all documents, agreements (including exclusivity and confidentiality agreements) arrangements, correspondence, memoranda, emails and all other similar writings, as well as any and all writings memorializing, discussing, describing or evidencing all oral correspondence, discussions agreements. The persons or entities for which this information is requested would include, but not be limited to, the following: the company and its affiliates, Navios and its affiliates, all underwriters, including Lazard, Sunrise, HSH Gudme and Investment & Finance Ltd.; all auditors; all accountants; all lenders; all financial advisors and consultants; all legal advisors and consultants; and all committees or special committees to the boards of both Navios and the company. See Items 4 and 6 of Form S-4 and Rule 418 of Regulation C.

We have revised the text in accordance with the Staff’s request. Please see pages 27-29.

In the summer of 2004, Navios’s management and Board of Directors had preliminary discussions regarding the overall growth strategy for Navios. The outcome of the discussions was to explore strategic alternatives including finding a strategic or financial partner to further enhance Navios’s operations in its physical and freight derivative trading operations, consider expansion into potentially new sectors for growth, and provide liquidity to Navios’s shareholders. In August 2004, Navios’s management contacted three investment banks including Lazard to present preliminary thoughts on alternatives and valuation for Navios. Lazard presented its preliminary evaluation of Navios in late August to the management and Board of Directors. After careful evaluation of the proposals received from each investment bank contacted, Navios chose Lazard to help consider strategic alternatives including a possible sale of Navios. On September 8, 2004, Navios executed an engagement letter with Lazard in connection with such appointment.

During the months of September and October 2004, Lazard worked with Navios’s management team to produce a confidential information memorandum that would be distributed under a confidentiality agreement to selected strategic and financial partners. Lazard and Navios agreed on contacting several shipping companies and financial institutions that best fit the strategic goals of Navios, including expertise in providing dry bulk shipping services as well as physical and freight derivatives trading.

Over the months of November and December 2004, Lazard advised us that it contacted a total of 17 strategic shipping and commodity buyers and 29 financial institutions or private investment groups.

On November 24, 2004, Maritime Enterprises Management S.A., a business owned by the Frangos family and of which Angeliki Frangou is an affiliate, executed a confidentiality agreement. Lazard subsequently provided Maritime with a Confidential Information Memorandum that included certain confidential financial information produced by Navios’s management.

On December 6, 2004, Maritime contacted HSH Nordbank AG with a view to determining the amount of debt financing that might be available if Maritime determined to bid for Navios. On December 6, 2004, the bank signed a confidentiality agreement to enable it to preliminarily evaluate such prospects (a copy of which is being provided under separate cover).

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

On December 15, 2004, a confidentiality agreement was executed between ISE and Navios. Lazard subsequently provided ISE with a copy of the same Confidential Information Memorandum previously provided to Maritime. Lazard has advised us that it distributed Confidential Information Memoranda to 21 parties in the first round of the auction process.

Later on December 15, 2004, HSH provided a draft outline of a finance proposal (a copy of which is being provided under separate cover) which assumed that the credit facility would be collateralized and guaranteed by Maritime. On, December 15, 2004, ISE initiated contact, at the suggestion of HSH, with its affiliate, HSH Gudme Corporate Finance. ISE entered into a consultancy agreement with HSH Gudme on December 30, 2004. On December 16, 2004, ISE entered into a confidentiality agreement with Investments and Finance Ltd. and entered into an agreement with them on December 20, 2004.

On December 15, 2004, a memo was sent by ISE to Jacq. Pierot & Sons, Braemar Seascope, J. E. Hyde (ship brokers) requesting information on any available acquisition targets in the dry cargo sector. A copy of the memo is being provided under separate cover.

Over the last two weeks of December, in response to such memo, ISE received numerous proposals (copies of which are being provided under separate cover) from said brokers including:

•	Six to seven handymax vessel of Malaysian Bulk Carriers

•	Six handymax vessels of PCL

•	Two panamax vessels (Themis P and Iolkos Grace) with balance of charter back.

•	Five panamax vessels of the Angelakos fleet (Adriatica/Scythia/Magna/Hispania/Gallia Graeca)

•	Two panamax, two ultra-handymax and two handymax vessels of Oldendorff

Over that same two-week period, ISE made preliminary offers (copies of which are being provided under separate cover) with respect to other potential acquisitions including:

•	On December 22, 2004, ISE through Braemar Seascope submitted an indicative offer for five ultra-handymax vessels of PCL at $172 million on an en bloc basis subject to physical inspection of vessels and their class records. ISE inspected “M/V Ikan Mazatlan”, “M/V Ikan Beliak” “M/V Ikan Guayamas”, “M/V Alam Mutiara” “M/V Alam Maju” and their class records held by Nippon Kaiji Kyokai. After inspections and through January 2005, ISE continued to negotiate for the acquisition of the five vessels.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

•	On December 23, 2004, ISE through Jacq. Pierot & Sons submitted an indicative offer for four Angelakos vessels at $155 million on an en block basis subject to physical inspection and inspection of class records.

•	On December 22, 2004, ISE through Jacq. Pierot & Sons submitted an indicative offer at $200 million for six Oldendorff vessels (two panamax, two ultra-handymax and two handymax ) with timecharter back subject to physical inspection and inspection of class records. Negotiation continued until the end of January 2005.

•	On December 22, 2004, ISE through Jacq. Pierot & Sons discussed making an indicative offer at $61 million for the two panamax vessels (Themis P and Iolkos Grace) subject to physical inspection and inspection of class records. This would have had to have been coupled with other acquisitions to meet the minimum size threshold and was abandoned.

On December 16, 2004, Angeliki Frangou, Captain Nicholas Frangos (Ms. Frangou’s father) and Vasiliki Papaefthymiou, general counsel to Maritime (and also director of ISE), discussed Maritime’s participation in the Lazard Auction of Navios, Ms. Frangou and Ms. Papaefthymiou indicated that, in light of their fiduciary duties to ISE as described in ISE’s prospectus dated December 10, 2004, ISE, as opposed to Maritime, should be given the exclusive opportunity to pursue Navios. Captain Frangos inquired why, as ISE could not afford the required deposit. Ms. Frangou advised that she would advance the required amounts personally. Accordingly, Maritime allowed Ms. Frangou to pursue such opportunity on behalf of ISE and agreed that Maritime would not independently pursue such opportunity. They also agreed that if ISE was unable to finance the acquisition due to ISE’s limited working capital, unavailability of debt financing, or otherwise, then Ms. Frangou would attempt to arrange for the acquisition of Navios by Maritime. This is reflected in the statement in the S-4 (as alluded to in comment number 25) to the effect that Ms. Frangou has indicated that she may acquire Navios if stockholder approval is not obtained.

On December 22, 2004, in accordance with the procedures established by Lazard and Navios, ISE submitted a preliminary indication of interest to acquire 100% of Navios’s equity. Lazard also received several other indications of interest to acquire Navios. Lazard and Navios invited six competing parties to the second round of the auction process to conduct further due diligence and meet the Navios’s management team. ISE was included as one of the second round participants.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

On January 4, 2005, ISE was notified by Lazard that it had been selected as a second round candidate and was granted access to the data room to conduct further due diligence. On January 7, 2005, a revised draft of the commitment letter was received from HSH. On January 10, 2005, ISE attended a management presentation at Navios’s headquarters in South Norwalk, Connecticut, USA.

On January 12, 13, 17 and 18, 2005, ISE and its advisors Sunrise Securities, HSH Gudme, HSH Nordbank and Investment & Finance Ltd visited the Navios data room and asked additional questions of Navios’s management. In addition, from January 15 through March 6, 2005, various physical inspections of Navios’s fleet and the Port in Uruguay were conducted.

On February 4, 2005, ISE and HSH Nordbank entered into the commitment letter for the debt financing. On February 4, 2005, after performing extensive additional financial, legal and accounting due diligence, ISE submitted a revised bid including a marked copy of a stock purchase agreement, accompanied by a proposal letter setting forth the financial terms of ISE’s offer. Navios also received two other proposals outlining similar terms and conditions.

On February 8, Navios held a Board of Directors meeting in South Norwalk, Connecticut to discuss the proposals received and next steps in the auction process. Lazard and Navios’s legal counsel Anderson Kill & Olick attended the Board meeting where the merits and risk of each proposal was discussed. Lazard was subsequently instructed to hold discussions with each of the second round bidders including ISE to clarify and confirm the proposals received. After a series of discussions and negotiations with each of the second round bidders, Navios’s Board approved entering into an exclusivity agreement with ISE to finalize due diligence and negotiate a definitive purchase agreement. The decision was made based on the extensive due diligence conducted by ISE and its bankers, the strength of the commitment of its lenders, the non-financial terms indicated in the mark-up of the stock purchase agreement and the proposed $610 million cash purchase price for 100% of the equity of Navios.

On February 9, 2005, ISE and Navios completed and finalized the terms of the exclusivity agreement, and issued a press release stating as such. From February 10, 2005 to February 28, 2005, ISE completed its confirmatory due diligence including legal, accounting and financial work and simultaneously negotiated a stock purchase agreement for the 100% acquisition of Navios.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

On February 28, 2005, ISE and Navios entered into the stock purchase agreement and related agreements and on March 1, 2005, publicly announced their agreement through a joint press release for the sale of 100% of the stock of Navios to ISE for $607.5 million in cash.

In addition, we will supplementally provide written and oral documentation as requested by the Staff. Given the volume of this requested documentation, such documentation will be delivered via courier under separate cover.

Acquisition Financing

24.	Please disclose the date you entered into a commitment agreement with HSH Nordbank AG. Also, supplementally describe any preliminary arrangements or agreements with HSH Nordbank and the timing of those arrangements. Supplementally provide us with all documents, agreements, arrangements, correspondence, memoranda, emails and all other similar writings, as well as, any and all writings memorializing, discussing, describing or evidencing all oral correspondence, discussions or agreements.

We have revised the text in accordance with the Staff’s request. Please see page 30 and the exhibit list. The commitment letter is being filed with the registration statement as Exhibit 10.17. It is anticipated that the final loan documents as agreed to by the parties prior to the closing of the acquisition of Navios, will be executed simultaneously with such closing.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

The Stock Purchase Agreement, Page 38

25.	On page 44, you disclose that Ms. Frangou may acquire Navios herself if shareholder approval is not obtained. Should she do so, please disclose her intentions to remain with ISE, in what capacity and whether she will continue to provide funding to cover expenses and other similar costs.

We have revised the text in accordance with the Staff’s request. Please see page 45.

Employment Agreements, Page 44

26.	We note the employment agreements provide a base salary equal to 120% of each individual’s current base salary. Please state this amount for each individual. Also, briefly describe how the annual cash bonus in 2005 will be calculated.

We have revised the text in accordance with the Staff’s request. Please see page 46. ISE previously determined to not disclose the salary amount of each of the individuals identified as having executed an employment agreement as such amounts are not material and ISE believes that disclosing such sensitive information will put it at a competitive disadvantage. To the extent that any such individuals are determined to be executive officers of ISE upon acquisition and rise to the level of a named executive officer in future public filings of ISE, then such individual’s compensation will be disclosed accordingly and in compliance with applicable securities laws.

The Reincorporation Proposal, Page 47

27.	Under Federal Income Tax Consequences, you set forth various tax conclusions, including that the purchase of the Navios shares by ISE, followed by the merger, will not result in the recognition of gain or loss to ISE shareholders. Please file an opinion of counsel as to this and all other material tax aspects of the offering. See Item 601(b)(8) of Regulation S-K.

We have filed the opinion of counsel in accordance with the Staff’s request. Please see Exhibit 8.1.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

Information about Navios, Page 58

28.	Please briefly discuss the business history of Anemos Maritime Holdings prior to the merger in December 2002.

We have revised the text in accordance with the Staff’s request. Please see page 67.

29.	Please elaborate on the in-house technical ship management expertise you recently acquired.

We have revised the text in accordance with the Staff’s request. Please see page 68.

30.	Please disclose the identity of the persons or entities that control the other 50% of Agropolis Shipping & Trading.

We have revised the text in accordance with the Staff’s request. Please see page 69.

Navios’s Fleet - Short-Term Fleet, Page 71

31.	Tell us supplementally, and revise to clarify, what you mean by your disclosure that you “control” an additional 20 to 40 vessels on any given day. If your disclosure relates to title, rights, and ownership of the additional vessels, tell us if the amounts are reported in your financial statements.

We have revised the text in accordance with the Staff’s request. Please see page 73.

When it is stated that Navios “controls” an additional 20 to 40 vessels on any given day, it is intended to refer to the third category identified below and has been clarified based on the revised text. Navios’s fleet, consists entirely of panamax and ultra-handmax vessels and is classified by Navios into the following three categories: (1) Navios’s “owned fleet” that are the six ultra-handymax vessels that Navios owns; (2) Navios’s “long-term fleet” that are the panamax and ultra- handymax vessels that Navios, as a charterer, takes into its commercial employment under long-term charters, meaning charters for a duration of more than 12 months, that, together with its owned fleet, are termed Navios’s “core fleet”; and (3) Navios’s “ short term fleet” which comprises of between 20 to 40 panamax and handymax vessels that at any given time Navios, as a charterer, has under charter for a duration of less than 12 months.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Navios, Page 84

Overview

32.	Please supplement the Overview section to highlight the challenges, risks and/or uncertainties with which management is concerned primarily in evaluating Navios’s financial condition and operating results going forward. In this regard, it appears that increased demand in Asia, increased freight and charter rates, favorable financing terms, including a low interest rate environment, and favorable purchase option contracts, many of which are described as in the money, have all contributed to Navios’s improved financial condition over the past several years. In an effort to provide more balanced disclosure, please include management’s assessment of these, and any other, factors deemed material that might or could impact the company’s financial condition and operating results in the future.

We have revised the text in accordance with the Staff’s request. Please see page 86.

Factors Affecting Navios’s Results of Operation

33.	To enhance your disclosures related to your year over year comparisons, consider revising your MD&A to include a table (designed to facilitate comparison) of the key performance measures that management uses in analyzing trends (i.e. available days, operating days, fleet utilization, TCE rates, etc.; as discussed on pages 84 - 85) in the Company’s results of operations.

We have revised the text in accordance with the Staff’s request. Please see pages 87 - 88.

Income Statement Breakdown by Segment

34.	We note the following: revenue increased due to increases in freight rates and increases in terminal through put volume; gains and losses from FFAs increased due to increased volatility; expenses increased due to increased direct costs as a result of higher chartered-

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

in rates for vessels added in 2004 and due to increases in variable costs associated with higher volume and equipment rep& at the port terminal; direct vessel expenses declined as a result of disposal of certain vessels; G&A expenses increased as a result of an increase in discretionary bonuses in 2004; depreciation and amortization decreased due to a reduction in the number of vessels owned and leased; and net interest expense decreased due to lower principal amount of bank loans outstanding.

In addition to merely suggesting the intermediate effect of these various trends, please also provide an analysis explaining the underlying reasons for them and whether you anticipate these trends and underlying factors to continue. By way of illustration only, consider addressing the following: what is driving higher freight rates; what explains the increased volatility in the FFA market; why did direct and variable costs increase: why did discretionary bonuses increase; net interest expense increased, but we note you are financing the acquisition with a $520 million dollar note that you hope to pay off though the issuance of debt; depreciation expenses decreased due to the sale of vessels but you expect to exercise purchase options in 2005 and 2006. For guidance of what is expected and required in providing this discussion and analysis, please refer to the Commission’s recent interpretive guidance located at http://www.sec.gov./rules/interp/33-8350.htm.

Ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

We have revised the text in accordance with the Staff’s request. Please see pages 90 - 92.

Liquidity and Capital Resources

35.	Please file all material outstanding debt obligations and credit arrangements as exhibits and describe the material terms of the same. This disclosure should also include ISE’s senior secured credit facility, which we note is expected to have certain covenants restricting incurrence of additional debts and liens. Disclose what these restrictions are. You refer to this credit arrangement as “contemplated” Please advise. Also, discuss the impact this debt obligation will have on your business and financial condition 36.

We have revised the text in accordance with the Staff’s request. Please see page 92. In connection with and as a condition to the closing of the acquisition of Navios, Navios has agreed to pay off its existing debt facilities using its existing cash and internally generated cash flow. Accordingly, such debt facilities of Navios will no longer exist on a post-acquisition basis and the filing of such facilities as exhibits or a detailed description of such facilities in the registration statement does not add any meaningful disclosure for the benefit of the stockholders.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

36.	We note that if Navios acquires additional vessels, it will rely on cash from operations and new debt to meet its liquidity needs going forward. Please disclose what your liquidity needs will be in the event you either do or do not acquire these vessels.

We have revised the text in accordance with the Staff’s request. Please see page 92.

Cash from Operating Activities/Working Capital, Page 90

37.	Please revise your disclosure here to include a more comprehensive analysis that explains the significant year-to-year variations in the line items (e.g., explanation of the significant change in unrealized gain on FFA derivatives, accounts receivable, prepaid voyage costs, accounts payable, deferred voyage revenue, etc.) for each of the periods presented Your analysis of cash flows from operating activities/working capital should not merely recite information presented in the statement of cash flows. Please refer to the SEC’s Interpretation Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm] as it relates to liquidity and capital resources.

We have revised the text in accordance with the Staff’s request. Please see page 93.

Long Term Debt Obligations and Credit Arrangements, Page 91

38.	The last paragraph discusses your plans to pay off current loan facilities in the amount of $49.2 million with the new senior secured facility made available as part of the merger transaction. Please revise to include a discussion of the annual cash outflow that will be required with this new credit facility.

We have revised the text in accordance with the Staff’s request. Please see page 95.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

39.	Please revise the tabular disclosure of contractual obligations to comply with the required disclosure in Item 303(a)(5) of Regulation S-K.

We have revised the tabular disclosure in accordance with the Staff’s request. Please see page 103.

Information About ISE, Page 96

40.	On page 100, you disclose that the senior secured credit facility with HSH Nordbank requires mandatory prepayment of amounts outstanding under the facility in the event of sale or loss of the assets of Navios. Would the sale of vessels in the ordinary course of business result in such a prepayment?

Pursuant to the terms of the commitment agreement, the sale of a vessel in the ordinary course of business would result in a mandatory prepayment of amounts outstanding under the facility.

Pro forma Condensed Financial Statements

41.	Please revise the unaudited pro forma balance sheets (pages 102 -103), adjustments, and notes thereto, to present separate line items for your trade names and customer relationships.

Based on the preliminary analysis and valuation done prior to the consummation of the proposed acquisition, and for the purposes of the pro formas included in the filing, ISE has relied on the limited information made available at this time. While Tradename and Customer Relationships are two intangible assets ISE identified, ISE believes that the Navios Tradename is responsible for the majority of the identified value. The Tradename is the primary reason for securing orders, negotiating favorable terms with Japanese trading houses for long term in-charters, recruiting high quality shipping personnel etc. Shipping is a highly commoditized industry and the Navios brand name separates the company from the typical family-owned shipping businesses operating in the dry bulk sector. Navios is an established global brand with more than 50 years of history and is widely recognized as an industrial name in the dry bulk sector. Conversely, Customer Relationships alone appear to generate less significant value for Navios, as customer relationships do not take the form of long-term contracts, all customers are well known to all industry participants due to the competitive-bid pricing process for customer orders, and customer revenue volume has been characterized by inconsistency from year to year. Even though we do not have sufficient information to distinctly segregate the two assets at this time, ISE believes that it has a reasonable approach to capture the entire value of these two intangible assets. Upon consummation of the transaction ISE would conduct a more detailed valuation and ensure that these two intangible assets are adequately understood and segregated, so as to appropriately reflect them in the financial statements.

42.	Expand adjustment (c) to include a discussion of the methods used to determine the fair value adjustments to assets acquired, the allocation of purchase price allocated to favorable leases/purchase options and the useful lives assigned pursuant to Item 11-(b)(6) of Regulation S-X.

We have revised the text in accordance with the Staff’s request. Please see page 113.

43.	Tell us supplementally about management’s basis for assigning a 25-year life to customer relationships as disclosed in adjustment (c).

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

As the text has been revised to reflect, the 25 year life relates solely to the Tradename asset. The Tradename asset was determined to have a 25 year life based upon consideration of the long-term nature of the Company’s investments in vessels (25- 30 year lives), port lease (40 year life) and the length of the Customer Relationships (10 years). We assigned equal weights to these three asset classes in determining the life of the tradename. In short, we consider the Tradename to be such an integral component to the value of the Company that it should carry a useful life approximate to the life of the enterprise itself, which is estimated by examining the indicators mentioned above, i.e. vessel life, port lease, customer relationships etc.

44.	We note your pro forma income statement adjustment of approximately $19.8 million for additional depreciation and amortization (d). Considering the amortization of favorable leases/purchase alone would generate approximately $25.6 million in annual amortization (5-year life), it is unclear how you arrived at $19.8 million. Provide us with a supplemental discussion (including quantitative amounts) addressing this issue. Please advise or revise.

The Favorable Leases/ Purchase Terms are categorized as:

Asset	Estimated Useful Life
Favorable leases w/o purchase option ($ 30,920,000)	4 years
Favorable leases w purchase option ($ 15,980,000)	5 years
Purchase options ($ 81,169,000)	22 years

Pro Forma Depreciation Calculation: (for period ended 31 December, 2004)

Tradename:	$3,912,000 ($4,000,000 less $88,000 already accounted for in the historical statements)
Leases w/o options:	$6,184,000
Lease with purchase options :	$3,995,000
Purchase options:	$3,689,500

Increased depreciation due to writing up vessels :	$4,599,000
Increased depreciation due to writing up port :	$1,071,000

Total pro forma depreciation :	$23,450,500

The above is reflected in the pro forma statements in the amended filing. For additional information, please see the footnotes to the proformas.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

Executive Compensation, Page 110

45.	Please provide the disclosure required by Item 18(a)(7)(ii) of Form S-4 for each person who will serve as a director or executive officer of the company after the acquisition. This would include any compensation paid in their capacity as officers and directors of Navios.

We have revised the text in accordance with the Staff’s request. Please see page 124.

Beneficial Owners of Securities, Page 112

46.	Please disclose the control person(s) for DKR Capital Partners.

We have revised the text in accordance with the Staff’s request. Please see page 127.

Price Range of Securities and Dividends, Page 113

47.	Please disclose the price information as of the most recent practicable date. See Item 201(a)(v) of Regulation S-K.

We have revised the text in accordance with the Staff’s request. Please see page 127.

48.	Confirm that the number of record holders of ISE common stock is 6 and update as of the latest practicable date. We note the beneficial ownership table lists eight shareholders. See Item 201(b)(1) of Regulation S-K. As applicable, provide the disclosure required under Item 201(b)(2) of Regulation S-K.

According to the records of ISE’s transfer agent, the number of record holders is 7. Some of the directors and officers shares are held in “street name” by their brokers. We have revised the text in accordance with the Staff’s request. Please see page 128.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

49.	Disclose the number of holders of Navios stock as of the most recent practicable date. See Item 17(b)(2) of Form S-4.

We have revised the text in accordance with the Staff’s request. Please see page 128.

50.	Please include the disclosure under Item 201(d) of Regulation S-K regarding equity compensation plans for both ISE and Navios.

We have revised the text in accordance with the Staff’s request. Please see page 128.

Description of Securities, Page 114

51.	Please include a description of Navios’s securities as required under Item 4(a)(3) of Form S-4.

ISE determined not to include a description of Navios’s securities since the capital stock of Navios, as described in its charter documents, is complex and detailed and upon the acquisition of Navios, such capital stock will be extinguished and no longer exist. Therefore, any detailed description of capital stock that will soon no longer exist, would not be beneficial to ISE stockholders and could prove confusing. The capital stock of the post-acquisition, newly reincorporated company has already been described in detail in the registration statement.

Financial Statements

Navios Financial Statement Footnote 2 -Revenue Recognition, Page F-21

52.	We noted your revenue is derived from voyage and time charter, spot charters, whereby vessels are chartered to customers for a fixed period (medium-to-long term time charters or spot market charters), and contracts of affreightment, whereby you carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time. Please ensure your policy identifies each different type of revenue transaction that you enter into and clarify how each of your revenue streams complies with the guidance of SAB 104.

We have revised the text in accordance with the Staff’s request. Please see page F-37.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

General

53.	Please provide current consents, and update your financial statements in accordance with Rule 3-12 of Regulation S-X.

We have updated the financial statements and provided current consents in accordance with the Staff’s request.

Appendix

Appendix A: Stock Purchase Agreement

54.	Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements and Exhibits. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement. After reviewing this list, we may have further comments.

We have added the exhibit as requested and, in the footnote to such exhibit, furnished the agreement to furnish the staff with a copy of any omitted schedule upon request.

55.	Please file a validly executed copy of the agreement or advise.

We have revised Appendix A in accordance with the Staff’s request. Please see the signature page of Appendix A.

56.	Please reconcile Navios’s capital structure as set forth in clause 3.3 with the third paragraph of the merger agreement.

At the time of the consummation of the merger, ISE will complete all the blanks contained in the merger agreement. It is anticipated that the number of issued and outstanding shares of common stock of Navios (874,584) will be inserted into clause 3.3 at closing.

57.	Reference is made to clause 4.7. Please file the commitment letter(s) (the “Financing Commitment Letter”) from HSH Nordbank.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

We have filed the Financing Commitment Letter as Exhibit 10.17.

58.	Reference is made to clause 5.17. Please file the opinion of Anderson, Kill & Olick, P.C. and advise as to what the “certain provisions” are.

As discussed with Mr. Bennett on Monday, May 23, 2005, the covenant to deliver the Anderson Kill opinion as contemplated by Section 5.17 was ultimately waived.

59.	Supplementally advise why clause 8.4 is intentionally omitted.

As discussed with Mr. Bennett on Monday, May 23, 2005, Section 8.4 was deliberately omitted for mundane and somewhat embarrassing reasons. It was very late at night and the parties did not want to check cross-references that might have been affected by the deletion of an entire section prior to execution.

Appendix E: Employment Agreement

60.	Please include the terms of the employment agreements, including employee name, title and salary.

As previously discussed, ISE previously determined to not disclose the salary amount of each of the individuals identified as having executed an employment agreement as such amounts are not material and ISE believes that any such disclosure will put it at a competitive disadvantage. To the extent that any such individuals are determined to be executive officers of ISE upon acquisition and rise to the level of a named executive officer in future public filings of ISE, then such individual’s compensation will be disclosed accordingly and in compliance with applicable securities laws. The text of the filing already discloses the name and title of the individuals that have entered into the form of the employment agreement that is attached as Exhibit E.

Part II

Exhibits

61.	Exhibits 23.1, 23.2 and 23.4 are not signed. Please file validly executed consents.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

We have revised Exhibits 23.1, 23.2 and 23.4 in accordance with the Staff’s request. Please see Exhibits 23.1, 23.2 and 23.4.

Closing Comments

We acknowledge the Staff’s comments and will provide the requested acknowledgements at such time as we request acceleration of the effective date of the pending registration statement.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

May 27, 2005

Sincerely,

/s/ Kenneth R. Koch

Kenneth R. Koch, Esq.

cc:	Angeliki Frangou

John Reynolds, Assistant Director
Office of Emerging Growth Companies

Mr. Brian Bhandari (Accounting Comments)

Todd E. Mason